WHITING PETROLEUM CORPORATION 1700 Broadway, Suite 2300 Denver, CO 80290 May 12, 2010
Mr. H. Roger Schwall Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549-4628
Re:	Whiting Petroleum Corporation Form 10-K for Fiscal Year Ended December 31, 2009 Filed March 1, 2010 File No. 1-31899

Dear Mr. Schwall:

Set forth below are the responses of Whiting Petroleum Corporation (“Whiting”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the Staff’s letter, dated April 30, 2010 (the “Comment Letter”), with respect to the above-referenced filing.  The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the Comment Letter, and following such comments are Whiting’s responses (in regular type).  The Staff is advised that Whiting also has filed today with the Commission an amendment to its Form 10-K for the fiscal year ended December 31, 2009 in response to comment 4 of the Staff set forth in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Properties
Reserves
Proved Undeveloped Reserves, page 34

1.
You state that you converted 5.5 MMBOE of proved undeveloped reserves into proved developed reserves during 2009.  This represents approximately 6.9% of your total proved undeveloped reserves at year end 2008 and 5.5% of your proved undeveloped reserves at year end 2009.  This rate of development of your proved undeveloped reserves at year end 2009 suggests that it will take approximately 18 years to develop all of your proved undeveloped reserves, assuming that no additional proved undeveloped reserves are added during that time.  As proved undeveloped reserves should generally be developed within five years of initially booking them as proved, please tell us how you plan to accomplish this.  As part of your response, please also provide us the amount and percentage of your proved undeveloped reserves that were converted to proved developed reserves for the three years prior to 2009.

Company Response:

The Staff is respectfully advised that the mathematical calculation and resulting suggestion that it will take 18 years to develop our proved undeveloped reserves (“PUD”) is not accurate because the 5.5 MMBOE converted in 2009 due to our drilling of 39 proved undeveloped well locations should not be compared to our total company PUD because the 5.5 MMBOE did not include significant volumes we converted in 2009 from the PUD category to proved developed reserves related to our two enhanced oil recovery (“EOR”) CO2 flood projects at the North Ward Estes field and the Postle field.

In response to the Staff’s comment, we have estimated the following volumes and percent of PUD converted to proved developed reserves for the four years ended December 31, 2009, in each case including both (1) the increase in proved developed reserve volumes resulting from the proved undeveloped well locations drilled each year, which excludes any wells drilled that were in an unproved category, and (2) the increase in proved developed reserve volumes resulting from our EOR projects:1

Year	Conversion Volumes (MMBOE)	Percent of Prior Year End PUD
2006	23.6	22%
2007	5.4	6%
2008	18.6	22%
2009	19.5	24%

With the exception of 2007, we have been converting over 20% of our PUD to proved developed reserves, which would reflect less than five years to convert our PUD.  The low 6% conversion rate calculated for 2007 was due largely to the fewer number of PUD locations that we drilled during 2007 relative to a higher quantity of unproved well locations drilled.  On a gross well basis, only 19% of our drilling locations in 2007 were PUD locations compared to 25-65% in the other years.

We note that, based on our 2009 year end independent engineering report, we will drill all of our individual PUD drilling locations within five years.  As discussed in more detail in our response to Comment 2 below, we believe that our EOR project at North Ward Estes is a “specific circumstance” that allows for an exception to the five year rule.

 1 The conversion volumes resulting from the drilling of proved undeveloped well locations are documented in our annual drilling results analyses that we prepare utilizing independently engineered volumes.  For the conversion volumes resulting from our EOR projects, we have calculated the increase in the independently engineered proved developed reserve volumes from year end to year end and added the net production for each year.  We believe there are likely other miscellaneous unidentified projects where PUD were converted to proved developed reserves that were not captured in our estimates.

2.
We note from your disclosure that “…we do have material quantities of proved undeveloped reserves at our North Ward Estes field that will remain in the PUD category for periods extending beyond five years” and the reasons such reserves will remain in the PUD category for periods beyond five years.  Please tell us why you believe it is appropriate to classify these as proved reserves as the conditions disclosed do not appear to constitute “specific circumstances” under Rule 4-10(31)(ii) of Regulation S-X.  Refer to question 131-03 of the Compliance and Disclosure Interpretations.  You can find this interpretation at:  http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

Company Response:

It is appropriate to classify as proved undeveloped the quantities of oil and gas reserves at our North Ward Estes field that may remain in the PUD category for longer than five years because the “specific circumstances” justify a longer time period as provided for in Rule 4-10(31)(ii) of Regulation S-X.  An EOR CO2 flood project such as ours at the North Ward Estes field by its nature takes a longer time to develop as set forth in more detail below.  The “specific circumstances” include, but are not limited to, the following factors that Whiting considered in making its determination that recognizing reserves was appropriate even though their development may extend past five years:

•
We have had a significant level of ongoing development activities in the North Ward Estes field after we acquired it in 2005.  Since 2005, we have spent $669 million in restoration of this field’s waterflood; in initiation and expansion of CO2 flooding; in reworking wells in the field; and in constructing a gas plant to process and separate the CO2 from the produced gas.  In our year end 2009 independent engineering report, there is an additional $794 million of future capital estimated for the North Ward Estes field’s proved reserve category, and we plan to make $169 million of these capital expenditures in 2010.

•
We have a historical record of developing comparable long-term projects.  At our Postle field EOR project, we have expanded the CO2 flood and restored shut-in wells, reducing PUD as a percent of proved reserves from 49% in 2005 when we acquired the project to 18% as of December 31, 2009.

•
We have continually followed a development plan for the North Ward Estes field that we adopted when we acquired this field in 2005 and have taken significant steps to implement it as described above.  We consider our CO2 flood at this field a single EOR project because it was designed as a full field project pursuant to our development plan, and Whiting began the development of this project's PUD in 2005 as mentioned above.  Due to the large size of the CO2 flood, the entire project could not be implemented at the same time.  The project was designed to be developed in a staged, sequential manner as earlier CO2 injection areas are completed and new CO2 injection areas are initiated.  This staged development is necessary to recycle the CO2 volumes from one area of the reservoir to the next area.  In addition, as additional areas are put under CO2 injection, all of the water that was being injected into an area must move to the next area, to re-pressure it and prepare for the CO2 flood that follows.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Oil and Natural Gas Reserve Quantities, page 61

3.
We note your statement that “Our estimates of proved, probable and possible reserve quantities are based 100% on reports prepared by our independent petroleum engineers.”  However, from your description under the heading “Preparation of reserves estimates” on page 35 of the Form 10-K, it appears that the estimates are based in part upon your own work.  Also, the reports from Cawley, Gillespie & Associates, Inc. included in Exhibit 99.2 indicate that some of the data used in generating their reports came from you.  For example, the reports indicate that “The reserve estimates were based on interpretations of factual data furnished by your office”; “Production data, gas prices, gas price differentials, expense data, tax values and ownership interests were also supplied by you and were accepted as furnished”; and “Lease operating expenses, investments, severance tax values, COPAS and Ad Valorem tax values were forecast as provided by your office.”  Please revise your statement accordingly.

Company Response:

The Staff is respectfully advised that Cawley, Gillespie & Associates, Inc. (“Cawley”) independently estimated all of the estimates of proved, probable and possible reserve quantities.  However, we do furnish Cawley with certain information that they review in connection with performing their independent reserve estimation.  The Staff is also respectfully advised that we believe it is standard practice for independent petroleum engineers to accept information such as that referred to by the Staff above.  In future filings, we will clarify this disclosure by deleting the sentence “Our estimates of proved, probable and possible reserve quantities are based 100% on reports prepared by our independent petroleum engineers.” and replacing it with the following:

"Our independent petroleum engineers independently estimated all of the proved, probable and possible reserve quantities included in this annual report.  In connection with our external petroleum engineers performing their independent reserve estimations, we furnish them with the following information that they review:  (1) technical support data, (2) technical analysis of geologic and engineering support information, (3) economic and production data, and (4) our well ownership interests."

Exhibit 99.2 – Reports of Cawley, Gillespie & Associates, Inc., Independent Petroleum Engineers

4.
We note the two reports from Cawley, Gillespie & Associates, Inc. included in Exhibit 99.2, consisting of a letter dated January 8, 2010 regarding proved reserves and a letter dated January 27, 2010 regarding probable and possible reserves.  Each of these letters includes the following language, which could be interpreted to limit reliance by investors:  “This letter was prepared for the exclusive use of Whiting Petroleum Corporation.  Third parties should not rely on it without the written consent of the above and Cawley, Gillespie & Associates, Inc.”  As Item 1202(a)(8) of Regulation S-K requires these reports, please obtain and file a revised version of each such report which retains no language that could suggest either a limited audience or a limit on potential investor reliance.

Company Response:

We have obtained from Cawley, and included as Exhibit 99.2 to the amendment to our Form 10-K for the fiscal year ended December 31, 2009 that we filed with the Commission today, revised versions of the above-referenced reports that do not contain the quoted sentence that could be interpreted to limit reliance by investors.

*   *   *

In accordance with the Staff’s request, Whiting acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions with respect to the foregoing, please contact the undersigned at (303) 837-4228 or in my absence our Vice President and Chief Financial Officer, Michael J. Stevens, at (303) 390-4285.

Very truly yours,

/s/ James J. Volker

James J. Volker
Chairman, President and Chief Executive Officer

cc:           Mark Wojciechowski
Mark Shannon
Norman Gholson
Mike Karney
             Securities and Exchange Commission
Bruce R. DeBoer
J. Douglas Lang
Michael J. Stevens
  Whiting Petroleum Corporation
Benjamin F. Garmer, III
John K. Wilson
  Foley & Lardner LLP